EXHIBIT 99.1

Immediate Report - Eurocom Communications Notice

Immediate notification is hereby provided that on January 9, 2018, the Company received from Eurocom Communications’ Legal department a notice regarding the termination of the legal services agreement as was executed and took place between the parties during the last several years. The termination is subject to an early notice period of a few months.